Pinnacle Food Group Limited

Via EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Al Pavot
Terence O’Brien
Juan Grana
Katherine Bagley

Re:	Pinnacle Food Group Limited
Registration Statement on Form F-1, as amended (File No. 333-285363)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Pinnacle Food Group Limited. hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be accelerated and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on March 31, 2025, or as soon thereafter as practicable.

Very truly yours,

Pinnacle Food Group Limited.

By:	/s/ Jiulong You
Name: Jiulong You
Title: Chief Executive Officer

cc:	Pang Zhang-Whitaker, Esq. Steven Glusband, Esq. Guy Ben-Ami, Esq. Carter Ledyard & Milburn LLP